Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Exhibit 99.5

Pan American Silver Reports Net Earnings of $48.2 million in Q1 2018

All financial figures are in U.S. dollars unless otherwise indicated.
Vancouver, B.C. - May 9, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) today reported unaudited results for the three-month period ended March 31, 2018 ("Q1 2018").

•	$207.0 million of revenue

•	Cash costs of $1.18 per ounce, the lowest in a decade

•	Production on pace to achieve annual guidance

•	Cash and short-term investment balance of $224.8 million

•	No bank debt

“Higher revenues and lower production and royalty costs resulted in $55.1 million of mine operating earnings in the first quarter of 2018, up 68% from the comparable 2017 period. Solid operating performance helped deliver our strong financial results, particularly at Dolores where silver production was up 25% compared with last year and gold production reached a record 34.3 thousand ounces," said Michael Steinmann, President and Chief Executive Officer of the Company. "Our focus is on improving performance at the San Vicente mine through implementation of mechanized mining methods, and advancing our COSE and Joaquin projects in Argentina. We are well on track to achieve those objectives in 2018.”

Consolidated Q1 2018 Highlights:

•
Production on track - Silver production was 6.1 million ounces and gold production was 46.2 thousand ounces. Zinc, lead and copper production were 14.7 thousand tonnes, 5.2 thousand tonnes, and 3.0 thousand tonnes, respectively.

•
Costs tracking below guidance - AISCSOS were $6.98 and cash costs per payable ounce of silver, net of by-product credits, ("cash costs") were $1.18. Cash costs were the lowest in a decade, reflecting increased throughput, higher by-product credits, and lower treatment and refining charges. NRV inventory adjustments reduced AISCSOS by $0.94 per ounce in the quarter.

•
Strong financial performance and balance sheet - net cash generated from operating activities was $34.4 million, which factored in $32.2 million in tax payments and an $11.3 million use of cash from working capital changes. Net earnings were $48.2 million ($0.31 basic earnings per share), including an $8.0 million gain from the Company's sale of its 100% ownership of Minera Aquiline Argentina SA, which owns the Calcatreu project in Argentina. Adjusted earnings were $30.7 million ($0.20 basic adjusted earnings per share). At March 31, 2018, the Company had cash and short-term investment balances of $224.8 million, working capital of $448.7 million and $300.0 million available under its revolving credit facility. Total debt of $10.0 million was related entirely to finance lease liabilities.

•
Major projects progress - At the Dolores expansion project, overall daily stacking rates of 21,000 tonnes were achieved in the quarter, and the new underground mine is on track to achieve targeted rates of 1,500 tonnes per day by year-end. Both the COSE and Joaquin projects in Argentina are progressing on schedule and in-line with management's budget.

•
Guidance for 2018 maintained - The Company is maintaining its guidance of 25.0 to 26.5 million ounces of consolidated silver production at cash costs of $3.60 to $4.60 per ounce and AISCSOS of $9.30 to $10.80 in 2018. Guidance for sustaining capital expenditures of $100 to $105 million and $50 million for project capital is also unchanged.

•
Quarterly cash dividend - the Board of Directors has approved a cash dividend of $0.035 per common share, approximately $5.4 million in aggregate cash dividends, payable on or about June 4, 2018, to holders of record of Pan American Silver’s common shares as of the close on May 22, 2018. Pan American Silver's dividends are

PAN AMERICAN SILVER CORP.	1

designated as eligible dividends for the purposes of the Income Tax Act (Canada). As is standard practice, the amounts and specific distribution dates of any future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.
The foregoing contains measures that are not generally accepted accounting principle ("non-GAAP") financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

CONSOLIDATED FINANCIAL RESULTS

Unaudited in thousands of U.S. Dollars, except per ounce and per share amounts	Three months ended March 31,
	2018	2017
Revenue	206,961	198,687
Mine operating earnings	55,124	32,875
Net earnings for the period	48,156	19,950
Adjusted earnings for the period(1)	30,702	9,024
Net cash generated from operating activities	34,400	38,569
All-in sustaining costs per silver ounce sold(1)	6.98	12.63
Net earnings per share attributable to common shareholders (basic)	0.31	0.13
Adjusted earnings per share attributable to common shareholders (basic)(1)	0.20	0.06
(1) Adjusted earnings and all-in sustaining costs per silver ounce sold are non-GAAP measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

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CONSOLIDATED OPERATIONAL RESULTS

	Three months ended March 31, 2018			Three months ended March 31, 2017
	Production		Cash Costs(1) $	Production		Cash Costs(1) $
	Ag (Moz)	Au (koz)		Ag (Moz)	Au (koz)
La Colorada	1.65	1.05	0.67	1.63	0.87	3.01
Dolores	1.20	34.35	(3.11)	0.96	24.39	(1.67)
Alamo Dorado	—	—	—	0.35	1.33	21.29
Huaron	0.93	0.22	(1.51)	0.90	0.25	0.77
Morococha(2)	0.73	0.79	(11.36)	0.64	0.60	(3.18)
San Vicente(3)	0.76	0.12	11.00	0.93	0.12	12.47
Manantial Espejo	0.83	9.70	11.92	0.79	10.13	20.38
TOTAL	6.10	46.23	1.18	6.20	37.70	6.18
Totals may not add up due to rounding.

(1)	Cash costs are a non-GAAP measure. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.

(2)	Morococha data represents Pan American Silver's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American Silver's 95.0% interest in the mine's production.

By-Product Production	Three months ended March 31,
	2018	2017
Gold (thousand ounces)	46.2	37.7
Zinc (thousand tonnes)	14.7	12.8
Lead (thousand tonnes)	5.2	5.3
Copper (thousand tonnes)	3.0	3.2

Average Realized Metal Prices	Three months ended March 31,
	2018	2017
Silver ($/ounce)	16.78	17.44
Gold ($/ounce)	1,333	1,219
Zinc ($/tonne)	3,468	2,846
Lead ($/tonne)	2,458	2,312
Copper ($/tonne)	6,993	5,827

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2018 GUIDANCE
There have been no revisions to the guidance Pan American Silver provided in its news release dated January 11, 2018, as shown in the table below(1):

Production
Silver (million ounces)	25.0 - 26.5
Gold (thousand ounces)	175 - 185
Zinc (thousand tonnes)	60.0 - 62.0
Lead (thousand tonnes)	21.0 - 22.0
Copper (thousand tonnes)	12.0 - 12.5
Cash Costs(2)($/ounce)	3.60 - 4.60
AISCSOS(2) ($)	9.30 - 10.80
Sustaining capital ($millions)	100 - 105
Project capital ($millions)	50
(1) The current suspension of operations at Huaron, if prolonged, may impact our annual guidance for 2018 and future financial and operating performance.
(2) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

The following table provides the price and foreign exchange rate assumptions used to forecast total cash costs and AISCSOS in the guidance:

Metal prices
Silver ($/ounce)	16.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	3,100
Lead ($/tonne)	2,350
Copper ($/tonne)	6,500
Average annual exchange rates relative to 1.00 U.S. dollar
Mexican peso	18.50
Peruvian sol	3.23
Argentine peso	19.59
Bolivian boliviano	7.00

First Quarter 2018 Unaudited Results Conference Call and Webcast

Date:	May 10, 2018
Time:	10:00 am ET (7:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994,

PAN AMERICAN SILVER CORP.	4

the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Technical Information

Scientific and technical information contained in this news release has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

Alternative Performance (Non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle ("non-GAAP") financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash costs per payable ounce of silver, net of by-product credits ("cash costs"). The Company's method of calculating cash costs may differ from the methods used by other entities and, accordingly, the Company's cash costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that cash costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
Adjusted earnings and adjusted earnings per share. The Company believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

•
All-in sustaining costs per silver ounce sold ("AISCSOS"). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

•
Total debt is calculated as the total current and non-current portions of: long-term debt; finance lease liabilities; and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of the Company’s Management's Discussion and Analysis for the period ended March 31, 2018, for a more detailed discussion of these and other non-GAAP measures and their calculation.

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Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2018 and beyond, our estimated cash costs and AISCSOS in 2018 and beyond, and our expectations with respect to future metal prices and exchange rates; the ability of the Company to successfully complete any capital investment programs and projects, including whether on time, or on or below budget, and the success, expected economic or operational results derived from those programs and projects, and the impacts of any such programs and projects on the Company, including with respect to production, associated operational efficiencies and economic returns; the realization of benefits from any transactions, including the acquisition of the Joaquin and COSE projects, and the financial and operational impacts of any such transactions on the Company; and the approval or the amount of any future cash dividends.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive. The current suspension of operations at Huaron, if prolonged, may impact our annual guidance for 2018 and future financial and operating performance.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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